UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission File Number: 1-1927
THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
(Full title of the Plan)
THE GOODYEAR TIRE & RUBBER COMPANY
(Name of Issuer of the Securities)
1144 East Market Street
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
     The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2008 and 2007 and for the fiscal year ended December 31, 2008, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
EXHIBITS.
     EXHIBIT 23.1. Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Plan Administrator of THE GOODYEAR TIRE &
RUBBER COMPANY EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

June 22, 2009

By:	/s/ Thomas A. Connell
Thomas A. Connell, Vice President and Controller

ANNEX A TO FORM 11-K
THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULE
December 31, 2008 and 2007

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
The Goodyear Tire & Rubber Company Employee Savings Plan for
Bargaining Unit Employees
Akron, Ohio
We have audited the accompanying statements of net assets available for benefits of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees as of December 31, 2008 and 2007 and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio
June 18, 2009

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

(Dollars in Thousands)	2008	2007
Plan’s Interest in Commingled Trust at fair value	$483,364	$699,568
Participant Loans	34,714	40,942
Litigation Proceeds Receivable (See Note 5)	657	—
Contribution Receivable — Employee	—	534

Net Assets Available for Benefits at fair value	518,735	741,044

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(3,446)	(5,623)

Net Assets Available for Benefits	$515,289	$735,421

The accompanying notes are an integral part of these financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2008

(Dollars in Thousands)
Contributions:
Employee	$28,000
Employer	50

Total Contributions	28,050

Deductions:
Benefits Paid to Participants or Their Beneficiaries	90,833

Total Deductions	90,833

Interest From Participant Loans	2,203

Net Investment Loss from Plan’s Interest in Commingled Trust	(157,968)

Proceeds from Litigation (See Note 5)	657

Net Transfers to Other Plans	(2,241)

Net Decrease in Net Assets Available for Benefits During the Year	(220,132)

Net Assets Available for Benefits at Beginning of Year	735,421

Net Assets Available for Benefits at End of Year	$515,289

The accompanying notes are an integral part of these financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the “Plan”) are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the “Trustee”) Trust Agreement.
Plan Year
The Plan Year is a Calendar year.
Trust Assets
Certain savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the “Company”) maintain their assets in a master trust entitled The Goodyear Tire & Rubber Company Commingled Trust (the “Commingled Trust”) administered by the Trustee. The Company sponsored three savings plans that participate in the Commingled Trust. The Plan’s undivided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.
Recordkeeper
JP Morgan Retirement Plan Services, LLC is the recordkeeper of the Plan.
Investment Valuation and Income Recognition
The investments of the Plan are reported at fair value. The fair value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 8). Investment income (loss) and administrative expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Commingled Trust’s gains and losses on investments bought and sold as well as held during the year.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts held in the Stable Value Fund of the Commingled Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Concentration of Credit Risk
The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity (See Note 9).
The Goodyear Stock Fund invests in the Common Stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.
Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
New Accounting Standards
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), “Fair Value Measurements”. SFAS No. 157 addresses how plans should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 requires the fair value of an asset or liability to be based on market-based measures which will reflect the credit risk of the plan. SFAS No. 157 expands the disclosure requirements to include the methods and assumptions used to measure fair value and the effect of fair value measures on the changes in net assets available for benefits. The adoption of SFAS No. 157 effective January 1, 2008 did not have a material impact on the Plan’s financial statements.
Reclassification
Certain amounts in the December 31, 2007 financial statements have been reclassified to conform to the December 31, 2008 presentation.
NOTE 2 — GENERAL DESCRIPTION AND OPERATION OF THE PLAN
Inception
The Plan is a defined contribution plan, which became effective July 1, 1984. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
All employees who are members of a bargaining unit, which had adopted the Plan, and certain hourly employees at designated locations, are eligible to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company. Employees hired after December 22, 2006 in a job classification other than technical maintenance, were not eligible to participate in the Plan between December 22, 2006 and August 31, 2008.
Vesting
Employee contributions are fully vested. Employer contributions become vested after the participant has completed three years of continuous service with the Company.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Contributions
Eligible employees may elect to contribute any whole percent from 1% to 50% of earnings, including wages, bonuses, commissions, overtime and vacation pay into the Plan. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year subject to certain limitations under the Internal Revenue Code. Participating employees may elect to have their contributions invested in any of the funds available for employees at the time of their contributions. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent any time. The change will become effective as soon as administratively possible after the participant makes it. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Employees may suspend their contributions at any time effective immediately.
The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee (except for Roth 401(k) contributions) and employer contributions to the Plan are not subject to federal income withholding tax, but are taxable when they are withdrawn from the Plan.
The Board of Directors of the Company determines the matching percent used as the employer contributions for each year. For 2008 and 2007, Matching Employer Contributions were suspended. Any participant who has a vested interest in the Goodyear Stock Fund attributable to Matching Employer Contributions (or a Beneficiary with respect to any such participant) may elect at any time to transfer all or a portion of the vested interest to another investment fund.
Bargaining unit associates at the Radford, Virginia location are eligible for an employer contribution equal to 3% of compensation.
Effective January 1, 2007, the Plan was amended such that each new participant will automatically be enrolled at a default employee contribution rate of 3%, unless the employee elects otherwise. All participants effective April 1, 2007 are entitled to elect their employee contribution to be on a pre-tax basis or as a Roth 401(k) contribution.
Participant Accounts
A variety of funds have been established for each participant in the Plan. All accounts are valued daily by the Trustee.
Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Under the Employee Stock Ownership Plan (the “ESOP”), participants may elect to receive in cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2008 there were no dividends paid on the Goodyear stock held.
Plan Withdrawals and Distributions
Participants may take in-service distributions of vested amounts from their accounts if they:
•	Attain the age of 59 1/2, or

•	Qualify for a financial hardship.
The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 6 months subsequent to a financial hardship withdrawal.
Participant vested amounts are payable upon retirement, death or other termination of employment.
All withdrawals and distributions are valued as of the end of the month they are processed, and may be subject to Federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce plan expenses and future contributions by the Company. As of December 31, 2008 and 2007, the Plan had forfeiture credits in the amounts of $6,998 and $4,765, respectively.
Participant Loans
Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate that will be established at the time of the loan application based on prime plus one (4.25% and 8.25% at December 31, 2008 and 2007, respectively).
Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan.
Rollovers
Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Expenses
Expenses of administering the Plan were paid partly by the Company and partly by the Commingled Trust. The payment of Trustee’s fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds, and recordkeeping services are paid from such Funds which reduce the investment return reported and credited to participant accounts.
The JPMorgan Personal Asset Manager Program is available to all participants. This program provides personalized portfolio management for participants who wish to delegate investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by those participants electing to enroll. The expenses reduce the investment return reported and credited to participant accounts.
Termination Provisions
The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.
NOTE 3 — RELATED PARTY TRANSACTIONS
The Trustee serves as the fund manager of the Daily S&P 500 Index Stock Equity Fund.
JP Morgan Investment Management, Inc. serves as the fund manager of the Large Capitalization Value Fund and the International Equity Fund.
The Goodyear Stock Fund is designed for investment in common stock of the Company, except for short-term investments needed for Plan operations. During 2008, the price per share of Goodyear common stock on The New York Stock Exchange composite transactions ranged from $3.93 to $30.10. The closing price per share of Goodyear common stock on The New York Stock Exchange was $5.97 at December 31, 2008 ($28.22 at December 31, 2007). The common stock of The Goodyear Tire & Rubber Company and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer contributions is within the ESOP.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 4 — TAX STATUS OF PLAN
The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2003 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 5 — LITIGATION
Following the announcement of a restatement of the Company’s financial statements in October 2003, several lawsuits were filed in the U.S. District Court for the Northern District of Ohio (the “Court”) against the Company and current and/or former officers, directors and associates of the Company asserting breach of fiduciary duty claims under ERISA on behalf of a putative class of participants in the Plan and The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees. All of these actions were consolidated into a separate action in the Court. On October 22, 2008, the Court approved the settlement agreement that had been reached by the parties to the litigation. The settlement provides for payment of net proceeds from a settlement account funded by insurance; and agreement by the Company that it will not restrict the Company match, if one is made, to any investment fund of the Plan for a period of three years from the date of final order, will retain an independent fiduciary for the Goodyear Stock Fund, and will establish an investment education protocol to be agreed upon by the parties to the litigation. On March 26, 2009, $657,193 was received by the Plan for current participants as proceeds from the settlement. In addition, approximately $1,296,000 of proceeds from the settlement agreement was paid to an independent trustee for distribution to former Plan participants.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 6 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

(Dollars in Thousands)	2008	2007

Net Assets Available for Benefits per the Financial Statements	$515,289	$735,421
Amount for adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,446	5,623
Amounts allocated to withdrawing participants	(61)	(136)

Net Assets Available for Benefits per the Form 5500	$518,674	$740,908

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008 to the Form 5500:

(Dollars in Thousands)
Benefits Paid to Participants per the Financial Statements	$90,833
Add: Amounts Allocated to Withdrawing Participants at December 31, 2008	61
Less: Amounts Allocated to Withdrawing Participants at December 31, 2007	(136)

Benefits Paid to Participants per the Form 5500	$90,758

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the plan year end, but not yet paid as of that date.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
The following is a reconciliation of net investment loss from the Plan’s interest in commingled trust per the financial statements for the year ended December 31, 2008 to the Form 5500:

(Dollars in Thousands)
Net Investment Loss from Plan’s Interest in Commingled Trust per the Financial Statements	$(157,968)

Impact of reflecting fully benefit-responsive investment contracts at fair value	(2,177)

Net Investment Loss from Plan’s Interest in Commingled Trust per the Form 5500	$(160,145)

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.
NOTE 7 — FINANCIAL DATA OF THE COMMINGLED TRUST
All of the Plan’s investments except for the participant loans are in the Commingled Trust, which was established for the investment of assets of the Plan. Each Participating plan has an undivided interest in the Commingled Trust. At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Commingled Trust was approximately 34.4% and 35.4% respectively.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:

(Dollars in Thousands)	2008	2007
Investments:
Common Collective Trusts
JP Morgan Value Opportunities Fund	$33,126	$71,850
NTGI-QM Daily S & P 500 Equity Index Fund	236,726	414,998
JPMCB EAFE Plus Fund	90,723	157,902
Wellington Management Growth Fund	28,614	55,798
Short-Term Investments	17,000	28,269

Mutual Funds
Western Asset Core Plus Bond Fund Inst. Class Fund	23,472	18,750
Vanguard Target Retirement Income Fund	2,219	2,099
Vanguard Target Retirement 2005 Fund	12,449	19,449
Vanguard Target Retirement 2015 Fund	12,246	17,587
Vanguard Target Retirement 2025 Fund	38,351	60,100
Vanguard Target Retirement 2035 Fund	9,455	10,961
Vanguard Target Retirement 2045 Fund	24,552	39,825
Artisan Small Capitalization Growth Fund	31,791	68,157
RS Partners Small Capitalization Value Fund	8,329	14,585

Charles Schwab Self Directed Account	22,387	32,776
Common Stock of The Goodyear Tire & Rubber Company	68,196	215,030
Investment Contracts (See Note 9)	747,140	747,277

Total Investments	$1,406,776	$1,975,413

Receivables:
Pending Trades	—	3,433
Accrued Interest and Dividends	99	201

Total Assets Available for Benefits	1,406,875	1,979,047

Liabilities:
Pending Trades	(2,182)	—
Administrative Expenses Payable	(1,898)	(1,613)

Total Liabilities	(4,080)	(1,613)

Net Assets Available for Benefits	$1,402,795	$1,977,434

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Net investment loss for the Commingled Trust is as follows:

Year Ended
December 31,
(Dollars in Thousands)	2008
Net Depreciation in Fair Value of Investments:
Common Collective Trust	$(263,822)
Mutual Funds	(81,003)
Common Stock	(160,900)
Self Directed Funds — Mutual Funds	(11,700)

(517,425)

Interest and dividends	38,678

Investment Loss	(478,747)
Administrative Expenses	(7,443)

Net Investment Loss	$(486,190)

NOTE 8 — FAIR VALUE MEASUREMENTS
SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
•	Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.
The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value of shares held by the Commingled Trust at year end.

Common collective trusts: Valued at the net asset value of units held by the Commingled Trust at year end.
Participant loans: Valued at amortized cost, which approximates fair value.
Investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 9).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Commingled Trust’s assets at fair value as of December 31, 2008:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$185,251	$—	$—	$185,251
Common stocks	68,196	—	—	68,196
Common collective trusts	—	406,189	—	406,189
Investment contracts	—	—	747,140	747,140

Total assets at fair value	$253,447	$406,189	$747,140	$1,406,776

Participant loans are owned directly by the Plan and are a Level 3 investment.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
The following table sets forth a summary of changes in fair value of the Commingled Trust’s Level 3 assets for the year ended December 31, 2008:

(Dollars in Thousands)	Investment Contracts
Balance, beginning of year	$747,277
Change in fair value	(5,027)
Purchases, sales, issuances and settlements (net)	4,890

Balance, end of year	$747,140

The following table sets forth a summary of changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

(Dollars in Thousands)	Participant Loans
Balance, beginning of year	$40,942
Purchases, sales, issuances and settlements (net)	(6,228)

Balance, end of year	$34,714

NOTE 9 — INVESTMENT CONTRACTS
An investment under the Commingled Trust is the Stable Value Fund, which has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The financial institutions maintain the contributions in general accounts. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.
As described in Note 1, because the guaranteed investment contracts held by the Commingled Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
The Stable Value Fund has purchased wrapper contracts from the financial institutions. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.
Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.
The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

Year Ended
December 31,
2008
Average Yields:
Based on actual earnings	5.1%
Based on interest rate credited to participants	4.3%

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
Employer Identification Number: 34-0253240, Plan Number: 006

(a)	(b)	(c)	(d)	(e)
Description of investment
	Identity of issue, borrower	Including maturity date, rate of interest,
	lessor or similar party	collateral par, or maturity value	Cost	Current Value

	Participant Loans	5% - 9.25%	$-	$34,714,452
Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.